

April 28, 2015

By E-Mail
Mark Garibyan, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:**   **MGM Resorts International**
> **Additional Definitive Soliciting Materials**
> **Filed on April 27, 2015**
> **Filed by Land & Buildings Investment Management, LLC, et. al.**
> **File No. 001-10362**

Dear Mr. Garibyan:

We have reviewed your filing and have the following comments.

Additional Definitive Soliciting Materials

1.   Please provide us support for the referenced "dead hand proxy put" in the company's debt agreement referred to in your soliciting materials.

2.   We note the quote by Mr. Litt in the second paragraph of your press release. Please tell us, with a view toward revised disclosure, whether the company's actions described in your press release have no reasonable positive governance effect, as your language implies (i.e., entering into such an agreement "represents a complete and utter lack of respect for the shareholder franchise and a blatant example of entrenchment.").

3.   You also disclose that the Delaware courts have "repeatedly" criticized such "proxy puts" but provide only one example of such criticism. Please provide additional support for your disclosure or revise it appropriately.

4.   Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Provide us support for your disclosure that the board has breached its fiduciary duties by approving and maintaining the "Dead Hand Proxy Put."

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions